Exhibit 99.1

Canada Goose Advances Transformation Program with Organizational Redesign and Leadership Updates

New structure right-sizes teams to support long-term growth

Toronto – March 26, 2024—Today Canada Goose (NYSE, TSX: GOOS) announces a redesign of our global corporate workforce, as part of our ongoing Transformation Program, representing a reduction of approximately 17% of corporate roles. The changes followed a comprehensive review of the organizational structure and roles needed to achieve our strategic objectives, which we anticipate will yield immediate cost savings, simplify organizational structure, accelerate decision making and increase efficiencies across our operating platform. Moving forward, cross-functional teams will be integrated, and business activities will be aligned to our go-forward strategy.

“Today, we are realigning our teams to ensure that corporate resources are fit for purpose to fuel our next phase of growth across geographies, categories, and channels,” said Dani Reiss, Chairman & CEO. “We are focused on achieving efficiency and margin expansion, while investing in key initiatives – brand, design and best-in-class operations – that will powerfully position our iconic performance luxury brand to deliver long-term growth.”

“While the decision to reduce our workforce was difficult, it was the right decision to put our business in the best position for the future,” continued Dani. “To those employees who are leaving us, thank you for choosing to spend part of your career at Canada Goose. I am personally grateful to each and every one of you and for the contributions you have made during your time with us.”

Canada Goose will provide full results for the quarter and year ended March 31, 2024 on its May 2024 earnings call, including further information on the Transformation Program and its impacts, and our outlook for fiscal 2025.

Management Organizational Update

Canada Goose also announced the following changes in management organizational structure resulting from its redesign:

Carrie Baker, President, Brand & Commercial, will expand her role to oversee Design in addition to her existing responsibilities. Carrie will continue to partner closely with Dani on continued creative, product and brand evolution.

Beth Clymer, President of Finance, Strategy, and Administration will add Operations to her responsibilities. John Moran, former Chief Operating Officer, departed Canada Goose on March 19, 2024. Beth is a skilled operator and will partner closely with our strong team of operations leaders, as well as with Dani.

Daniel Binder, Chief Transformation Officer, will now oversee Global Stores in addition to his current role, which includes Sales Planning & Operations at Canada Goose. Dan has decades of experience in luxury retail, having leadership roles at DFS, a division of LVMH, among other leading luxury retailers and brings strong retail operating skills to this critical growth priority for Canada Goose.

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Transformation Program and Organizational Redesign and their intended impacts. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 1, 2023. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Contact:

Investors: ir@canadagoose.com

Media: media@canadagoose.com